

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


JUL 15 2002

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7283

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MARATHON ELECTRIC HOURLY 401(k) SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGAL-BELOIT CORPORATION
200 STATE STREET
BELOIT, WI 53511

REQUIRED INFORMATION

Marathon Electric Hourly 401(k) Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2000 and 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARATHON ELECTRIC HOURLY 401(k) SAVINGS PLAN

By: Marathon Electric Hourly Savings Plan Administrative
Committee and Plan Administrator



Kenneth F. Kaplan

July 5, 2002



David L. Eisenreich

July 5, 2002

MARATHON ELECTRIC HOURLY 401(K) SAVINGS PLAN

Financial Statements - Modified Cash Basis for the Years Ended December 31, 2001 and 2000 and Independent Auditors' Report

MARATHON ELECTRIC HOURLY
401(K) SAVINGS PLAN

TABLE OF CONTENTS

All schedules are omitted because they are inapplicable.

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
Marathon Electric Hourly 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits - modified cash basis of the Marathon Electric Hourly 401(k) Savings Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits - modified cash basis for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the 2001 financial statements present fairly, in all material respects, the net assets available for benefits of the Marathon Electric Hourly 401(k) Savings Plan as of December 31, 2001 and the changes in its net assets available for benefits, for the year then ended, on the basis of accounting described in Note 2.

Deloitte & Touche LLP

Milwaukee, Wisconsin
July 5, 2002

Explanation Relating to Not Having Consent of Former Independent Accountants

In 2002, the Plan dismissed Arthur Andersen LLP ("Andersen") as their independent public accountants. Our statement of net assets available for benefits and the related statement of change in benefits as of and for the year ended December 31, 2000 included in this 11-K have been audited by Andersen as stated in their report dated May 4, 2001, which is included herein. Such Form 11-K is incorporated by reference into a registration of Regal-Beloit Corporation on Form S-8. After reasonable efforts, we have been unable to obtain Andersen's consent to the incorporation by reference into such registration statement on Form S-8. Under these circumstances, Rule 437a under the Securities Act of 1933 permits us to file this Form 11-K without consent from Andersen. The absence of such consent may limit recovery by investors on certain claims. In particular, and without limitation, investors may not be able to assert claims against Andersen under Section 11 of the Securities Act. In addition, the ability of Andersen to satisfy claims (including Andersen's provision of auditing and other services to us) may be limited as a practical matter due to recent events regarding Andersen.

Report of Independent Public Accountants

To the Plan Administrator of the
Marathon Electric Hourly 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Marathon Electric Hourly 401(k) Savings Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Marathon Electric Hourly 401(k) Savings Plan as of December 31, 2000 and 1999 and the changes in net assets available for plan benefits, for the years then ended on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
May 4, 2001

MARATHON ELECTRIC HOURLY
401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS -		
Investments, at Fair Value - Marathon Electric Manufacturing Corporation Master Pension Trust	$11,186,533	$10,621,865
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$11,186,533	$10,621,865

See notes to financial statements - modified cash basis.

MARATHON ELECTRIC HOURLY
401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CONTRIBUTIONS:		
Employer	$ 496,532	$ 517,496
Participants	1,085,479	1,223,639
Total contributions	1,582,011	1,741,135
DEDUCTIONS:		
Net Investment Loss in Marathon Electric Manufacturing Corporation Master Pension Trust	97,048	598,674
Benefits paid to participants	848,945	712,924
Administrative expenses and other		5,485
Transfers to other Company plans	71,350	39,390
Total deductions	1,017,343	1,356,473
NET INCREASE	564,668	384,662
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	10,621,865	10,237,203
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$11,186,533	$10,621,865

See notes to financial statements - modified cash basis.

MARATHON ELECTRIC HOURLY 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - MODIFIED CASH BASIS YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF PLAN AND FUNDING POLICY

The following description of the Marathon Electric Hourly 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all hourly employees and truck drivers of the Marathon Electric Manufacturing Corporation, a wholly-owned subsidiary of Regal-Beloit Corporation, and its subsidiary, the Marathon Special Products Corporation and salaried employees at the Blytheville facility (referred to collectively as the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

An employee becomes eligible to participate in the Plan on the first day of the month subsequent to the employee obtaining the age of 21 or completion of the qualifying period. The qualifying period for most employees is defined as the 12 month period commencing after the date of employment or subsequent to January 1, upon completion of at least 1,000 service hours. At the Wausau facility, hourly employees and truck drivers are eligible after completing a probationary period.

Overall responsibility for administering the Plan rests with the Plan's administrative committee which is appointed by the Board of Directors of the Company. The Plan's trustee, Marshall & Ilsley Trust Company (the "Trustee"), is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets.

Contributions - Participants are allowed to contribute up to a maximum of $10,500 or such higher amount permitted by IRS Code Section 402(a) for employees represented by Local 1791, IBEW, and 15 percent of pretax annual income up to $10,500 for employees represented by Teamsters Local 446, Local 1076, IBEW, and for employees at the Lincoln, West Plains, Lebanon, Brownsville and Blytheville facilities as defined by the Plan. The Company currently matches fifty percent of the portion of an employee's contribution up to five percent of pretax income for employees represented by Local 1791, IBEW; four percent for employees represented by Teamsters Local 446; three percent for employees at the West Plains, Lebanon, Brownsville, Blytheville, and Lincoln facilities. From April 1, 1999 to March 30, 2000, the Company matched thirty percent of an employee's contribution up to three percent of pretax income for employees represented by Local 1076, IBEW. From April 1, 2000 to March 30, 2001 the Company matched thirty percent of an employee's contribution up to three and one-half percent of pretax income for employees represented by Local 1076, IBEW. Effective April 1, 2001, the Company is matching thirty-five percent of an employee's contribution up to four percent of pretax income for employees represented by Local 1076, IBEW. The Company has the option to annually increase the matching contribution for the West Plains, Lebanon, Brownsville, Blytheville and Lincoln locations at its discretion. There is no Company matching contribution for Lima participants. Lima employees who are employed on January 1, and who complete their probationary period by that date, receive a Company contribution of $1,000 for one year's service and a prorated amount for less than one year of service. The Company also will make an annual contribution equal to 2% of eligible pay for substantially all employees at the Blytheville facility.

Vesting - Participants are 100% vested in their contributions and the earnings on those contributions. Company contributions and the earnings thereon vest after the earlier of three years of Plan participation or five years of eligible service as defined in the Plan document. There is no partial vesting.

Investment Options - Participants may direct their contributions and any related earnings thereon into six investment options, in 10% increments (see Note 3). Participants may change their investment elections every thirty days. A description of each investment option is provided below:

Northern Capital Equity Fund - The primary investment objective of this fund is growth of capital consistent with moderate level of risk. The fund invests in stocks and cash equivalents.

American Century Balanced Fund - The primary investment objective of this fund is to provide growth opportunities and income. The fund invests in common stocks and fixed income securities.

M&I Stable Principal Fund - This fund is designed to offer preservation of principal, price stability, and returns that are generally higher than money market rates. Investments in the fund are in contracts with insurance carriers and banks. The contracts are reported at contract value, which approximates fair value. A small part of the fund is also invested in a broadly diversified money market fund.

Fidelity Advisor Growth Fund - The primary investment objective of this fund is to provide capital growth by investing primarily in common stocks. The fund typically will invest at least 65% of its total assets in securities of companies that have long-term growth potential.

Templeton Foreign Fund - This fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

Regal-Beloit Company Stock Fund - Amounts allocated to the Regal-Beloit Company Stock Fund are invested in the Regal-Beloit Corporation Master Trust, which invests in Regal-Beloit Corporation (the "Company") common stock and Marshall Money Market Fund. Investments in, sales of, and reinvestment in Company stock are made on the open market, from the Company or its affiliates or in negotiated transactions with independent parties pursuant to the direction of the Plan administrator.

Investment Risk - The Plan provides for investment in mutual funds, a common collective fund and Company stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

Participant Loans - The Plan does not allow for any participant loans.

Benefit Payments - Benefits paid to participants represent the vested amount paid to participants or beneficiaries related to retirement, death, disability, termination or financial hardship. Benefit payments are made in lump-sum distributions upon the request of the participant or beneficiary.

Forfeitures - Plan forfeitures arise as a result of participants who terminate service with the Company before becoming vested in the Company's contribution and are allocated to remaining participants. The amount of forfeitures allocable to remaining participants at December 31, 2001 and 2000, were $2,891 and $1,379, respectively.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements are presented on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

Contributions - Contributions are recognized at the time such amounts are received rather than when contributed.

Benefit Payments - Benefit payments to participants are recorded when paid.

Administrative Expenses - Substantially all administrative expenses are paid by the Company.

3. INVESTMENT IN MARATHON ELECTRIC MASTER PENSION TRUST

The Plan's investments, except the investment in the Regal-Beloit Corporation Master Trust (see Note 4) are commingled with the assets of several other Company plans in the Marathon Electric Master Pension Trust (the "Master Trust"). Investments of the Master Trust are carried at fair value as determined by the Trustee through reference to published data. Fees and expenses relating to investment transactions of the Master Trust are allocated by the Trustee to the participating plans based on each plan's proportionate share of trust assets. Earnings and market adjustments relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's specific share of Master Trust assets.

The assets of each Plan are segregated within the accounts of the Master Trust. The fair value of the assets held in the Master Trust as of December 31 are as follows:

	2001	2000
Accrued interest and dividends	$ 316,394	$ 80,556
Marshall Money Market Fund	1,373,875	16,209,370
M&I Stable Principal Fund	13,048,696	9,094,687
Common Stocks	30,204,061	30,246,140
American Century Balanced Fund	5,692,362	6,329,751
Northern Capital Equity Fund	18,411,587	19,950,311
Fidelity Advisor Growth Fund	6,014,518	7,267,160
Templeton Foreign Fund	1,655,518	1,683,388
Regal-Beloit Corporation Master Trust	1,074,956	642,157
Fixed Income Securities	14,298,746	4,197,569
Participant Loans	795,994	601,233
Total assets of the Master Trust	$92,886,707	$96,302,322

Included in the accrued interest and dividends at December 31, 2001 and 2000 is cash in the amount of $231,731 and $36,550, respectively.

The Marshall Money Market Fund is controlled by Marshall & Ilsley Corporation, the parent company of the Trustee. The M&I Stable Principal Fund is a collective investment fund operated by the Trustee. Allocations of assets of the Master Trust to participating plans as of December 31 are as follows:

	2001		2000	
	Amount	%	Amount	%
Marathon Electric Salaried Employees' Pension Plan	$32,356,153	34.8 %	$35,371,584	36.8 %
Marathon Electric Wausau Hourly Pension Plan	13,772,629	14.8	15,317,794	15.9
Marathon Electric Hourly 401(k) Savings Plan	11,186,533	12.1	10,621,865	11.0
Marathon Electric Salaried Employees' 401(k) Savings Plan	35,571,392	38.3	34,991,079	36.3
Total assets of the Master Trust	$92,886,707	100.0 %	$96,302,322	100.0 %

Master Trust loss and its allocation to the participating plans for the years ended December 31, are as follows:

	2001	2000
Interest and dividend income	$ 907,147	$ 759,655
Unrealized depreciation in the fair value of investments, net	(4,483,247)	(6,363,703)
Miscellaneous income	33,042	
Total Master Trust loss	$(3,543,058)	$ (5,604,048)

	2001	2000
Marathon Electric Salaried Employees' Pension Plan	$(1,931,968)	$(1,723,954)
Marathon Electric Wausau Hourly Pension Plan	(835,300)	(745,825)
Marathon Electric Hourly 401(k) Savings Plan	(97,048)	(598,674)
Marathon Electric Salaried Employees' 401(k) Savings Plan	(678,742)	(2,535,595)
Total Master Trust loss	$(3,543,058)	$(5,604,048)

Included in the Master Trust are investments in the Regal Beloit Corporation Master Trust (see Note 4).

4. PLAN PARTICIPATION IN THE REGAL-BELOIT CORPORATION MASTER TRUST

The Plan enables participants to purchase Regal-Beloit Corporation common stock through an "Employee Stock Fund." The Plan's investment in Regal-Beloit Corporation common stock is commingled with four other Company plans into the Regal-Beloit Corporation Master Trust ("Master Trust"). Investments of the Master Trust are carried at fair value as determined by the Trustee through reference to published data. Fees and expenses relating to investment transactions are allocated by the Trustee to participating plans based on each plan's share of Master Trust assets. Earnings and market adjustments relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's specific share of Master Trust assets.

The assets of the Plan are commingled and are segregated in the accounts of the Master Trust. The fair value of the assets held in the RBC Master Trust as of December 31, 2001 and 2000 is as follows:

	2001	2000
Regal-Beloit Corporation Common Stock	$12,938,147	$11,077,280
Marshall Money Market Fund	151,880	139,921
Accrued income	70,150	77,191
Total assets of the Master Trust	$13,160,177	$11,294,392

At December 31, 2001, the Master Trust held 593,493 shares of Regal-Beloit Corporation Common Stock.

Allocations of assets of the Master Trust to participating plans as of December 31, 2001 and 2000 are as follows:

	2001		2000	
	Amount	%	Amount	%
Regal-Beloit Corporation Personal Savings Plan	$ 6,079,206	46.19 %	$ 5,349,084	47.36 %
Regal-Beloit Corporation Profit Sharing Plan	5,353,836	40.68	4,628,023	40.98
Regal-Beloit Corporation Savings and Protection Plan	652,179	4.96	675,128	5.98
Marathon Electric Salaried Employees' 401(k) Savings Plan	826,793	6.28	510,127	4.52
Marathon Electric Hourly 401(k) Savings Plan	248,163	1.89	132,030	1.16
Total assets of the Master Trust	$13,160,177	100.00 %	$11,294,392	100.00 %

Master Trust income (loss) for the years ended December 31, 2001 and 2000 is as follows:

	2001	2000
Investment income (loss):		
Interest and dividend income	$ 301,031	$ 319,695
Net appreciation (depreciation) in fair value of Regal-Beloit Corporation Common Stock	3,039,231	(2,244,427)
Total Master Trust income (loss)	$3,340,262	$(1,924,732)

A pro rata portion of this income (loss) has been allocated to the Marathon Electric Master Pension Trust.

5. GUARANTEED INVESTMENT CONTRACTS

The Plan invests in the M&I Stable Principal Fund. The M&I Stable Principal Fund primarily invests guaranteed investment contracts and synthetic guaranteed investment contracts, which are fully benefit-responsive. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company, which approximates fair value. The crediting interest rates are reset daily. The crediting interest rates for the investment contracts as of December 31, 2001 and 2000 were 5.55% and 6.45%, respectively. The average yield of the investment contracts for the years ended December 31, 2001 and 2000 was 5.55% and 6.36%, respectively. There are no limitations or guarantees on the contracts.

6. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 26, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and operating in compliance with applicable requirements of the IRC. Therefore, they believe the Plan is qualified and the selected trust remains tax-exempt as of the financial statement date. The Company applied for a new determination letter in 2002, but has not received it yet.

7. RELATED PARTY TRANSACTIONS

Master Trust assets are invested in mutual funds and a common collective fund managed by the Trustee. The investment in the Regal-Beloit Company Stock Fund is an investment in the Plan Sponsor. These are not considered prohibited transactions by statutory exemption under ERISA regulations.

8. SUBSEQUENT EVENTS

The Company adopted Plan amendments for the Plan on February 18, 2002. The significant amendments include the following: Adds age 50 catch up contributions and incorporates new deferral limits effective January 1, 2002, reduces vesting match to comply with new regulations, reflects increased deferral limits and match improvements previously made at the Wausau facility, adds hourly employees at the Brownsville facility as group eligible to participate at a 15% maximum, 3% is matched at $.50 and adds employees at the Blytheville facility as a group eligible to participate. Changes the name of the plan to Marathon Electric 401(k) Savings Plan. Adds the 2% of pay retirement deposit for all Blytheville employees except current plant manager, and the eligibility waiting period was reduced to six months effective January 1, 2002 for non-union employees.

* * * * * *

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-48795 of Regal-Beloit Corporation on Form S-8 of our report dated July 5, 2002, appearing in this Annual Report on Form 11-K of Marathon Electric Hourly 401(k) Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin

July 9, 2002